As filed with the Securities and Exchange Commission on April _____, 1999
                                                        File No. _______________


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM N-8B-2

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940

--------------------------------------------------------------------------------


               COLUMBUS LIFE INSURANCE COMPANY SEPARATE ACCOUNT 1
                         (Name of Unit Investment Trust)

                             400 EAST FOURTH STREET
                              CINCINNATI, OH 45202
                             (Address of Registrant)

         ___      Not the issuer of periodic payment plan certificates.

         XX Issuer of periodic payment plan certificates only for the purposes of information provided herein.

Certain items of Form N-8B-2 are inapplicable to Registrant pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the difference between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts. See the reconciliation and tie sheet contained in Registrant's Registration Statement on Form S-6 under the Securities Act of 1933. The Form S-6 was filed contemporaneously with this Registration Statement on Form N-8B-2. The reconciliation and tie sheet is incorporated herein by reference.


                                       I.


                      ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

       Columbus Life Insurance Company Separate Account 1
       (the "Separate Account")

       I.R.S. Employer Identification Number: None

   (b) Furnish title of each class or series of securities issued by the trust.

       Flexible Premium Variable Universal Life Insurance Policies (the "Policies"). No Policies have been issued as of the date of this filing.

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

       Columbus Life Insurance Company (the "Company" or "Columbus Life"), 400 East Fourth Street, Cincinnati, Ohio 45202

       I.R.S. Employer Identification Number:  31-1191427

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

       There is no custodian or trustee for the Separate Account.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

       No Policies have been distributed or are being distributed currently. When distribution begins, the following person will be the principal underwriter:

       Touchstone Securities, Inc.(the "Underwriter"), 311 Pike Street, Cincinnati OH 45202

       I.R.S. Employer Identification Number:  47-6046379

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

       Ohio

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

       There is no indenture or agreement under the terms of which the Separate Account was organized or proposes to issue Policies. The Separate Account was organized and the Policies will be issued pursuant to a resolution of the Board of Directors of the Company adopted on September 10, 1998.
       The Separate Account will continue in existence until terminated by liquidation, merger, reorganization or other similar transaction.

   (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

       Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state. [chart omitted]

       The name of the Separate Account has never been changed.

8.     State the date on which the fiscal year of the trust ends.

       December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority.
       Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

       There are no pending legal proceedings that are material with respect to prospective purchasers of the Policies, to which the Separate Account, the Company, or the Underwriter is a party or of which the assets of the Separate Account are the subject. There are no pending administrative proceedings commenced by or known to be contemplated by a governmental authority that are material with respect to prospective purchasers of the Policies, to which the Separate Account, the Company, or the Underwriter is a party or of which the assets of the Separate Account are the subject.

                                       II.

          GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

   (a) Whether the securities are of the registered or bearer type.

       The Policies are of the registered type, insofar as a Policy is owned by the person named in the Policy as owner, and records are kept by Columbus Life concerning the Policy owner.

   (b) Whether the securities are of the cumulative or distributive type.

       The Policies are of the cumulative type, insofar as earnings in the Separate Account are reflected in Policy benefits and are not distributed.

   (c) The rights of security holders with respect to withdrawal or redemption.

       In answer to this item, Registrant incorporates herein by reference the information under the following captions in the prospectus (the "Prospectus"), as amended or supplemented, which was filed as part of Registrant's Registration Statement on Form S-6 (the "Form S-6") under the Securities Act of 1933. The Form S-6 was filed contemporaneously with this Registration Statement on Form N-8B-2 (the "Form N-8B-2").

       Prospectus Heading             Prospectus Sub-Heading
       -------------------------------------------------------------------------
       Purchasing Your Policy         10-Day Review Period
       Borrowing Your Money           Cancellation Based on Loan Account Value
       Withdrawing Your Money         Canceling Your Policy
       Death Benefit                  Death Benefit Options
       Payment of Policy Proceeds     All sections under this Prospectus Heading
       Charges                        Surrender Charges
       Continuation of Your Policy    Continuation of Insurance Coverage
                                      Continuation Under the Term No-Lapse
                                      Guarantee Provision
                                      Continuation Under the Lifetime No-Lapse
                                      Guarantee Provision
                                      Grace Periods
                                      Termination of Your Policy
       Other Information about        Conversion to a Fixed Policy
       Your Policy                    Termination of Your Policy

   (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

       In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

       Prospectus Heading            Prospectus Sub-Heading
       -------------------------------------------------------------------------
       Purchasing Your Policy        Specified Amount and Minimum Issue Limit
       Borrowing Your Money          All sections under this Prospectus Heading
       Withdrawing Your Money        Partial Withdrawals
                                     Processing Withdrawals
       Death Benefits                Changing Your Specified Amount
                                     Charges for Changing Specified Amount or
                                     Death Benefit Option
       Payment of Policy Proceeds    All sections under this Prospectus Heading
       Charges                       Surrender Charges

   (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

       In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

       Prospectus Heading            Prospectus Sub-Heading
       -------------------------------------------------------------------------
       Premium Payments              Planned Premium
                                     Changing Your Planned Premium
                                     Skipping Planned Premium Payments
                                     Investor Alert
       Continuation of Your Policy   All sections under this Prospectus Heading

   (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

       In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

       Prospectus Heading            Prospectus Sub-Heading
       -------------------------------------------------------------------------
       Voting Rights                 There are no sub-headings in this section.
       Columbus Life Insurance       All sections under this Prospectus Heading
       Company and Separate
       Account 1

   (g) Whether security holders must be given notice of any change in:

   (1)   the composition of the assets of the trust.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Information about the       Changes in the Sub-Accounts and the Funds
         Investment Options

   (2)   the terms and conditions of the securities issued by the trust.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Other Information about     Policy is a Contract
         Your Policy                 Modification of Policy

   (3)   the provisions of any indenture or agreement of the trust.

         Not applicable.

   (4)   the identity of the depositor, trustee or custodian.

         Policy owners will be notified of a change in the identity of the depositor. Registrant has no trustee or custodian.

   (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

   (1)   the composition of the assets of the trust.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Information about the       Changes in the Sub-Accounts and the Funds
         Investment Options

   (2)   the terms and conditions of the securities issued by the trust.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Other Information about     Policy is a Contract
         Your Policy                 Modification of Policy

    (3)  the provisions of any indenture or agreement of the trust.

         Not applicable.

    (4)  the identity of the depositor, trustee or custodian.

         Policy owners will be notified of a change in the
          identity of the depositor. Registrant has no trustee or custodian.

    (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading                 Prospectus Sub-Heading
         ---------------------------------------------------------------------
         Purchasing Your Policy             Eligible Purchasers
         Allocation of Premium Payments     All sections under this Prospectus
                                            Heading
         Transferring Your Money            All sections under this Prospectus
                                            Heading
         Death Benefits                     Death Benefit Options
                                            Option 1
                                            Option 2
                                            Changing Your Death Benefit Option
         Charges                            All sections under this Prospectus
                                            Heading other than Surrender Charges
                                            which has previously been
                                            incorporated by reference
         Optional Policy Benefits           All sections under this Prospectus
                                            Heading
         Other Information about Your       All sections under this
         Policy                             Prospectus Heading other than
                                            Policy is a Contract, Modification
                                            of Policy, Conversion of Your Policy
                                            and Termination of Your Policy,
                                            which have previously been
                                            incorporated by reference
         Tax Matters                        All sections under this Prospectus
                                            Heading
                                       -7-

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

         The Policies permit Policyholders to allocate premium payments to the Fixed Account, which is part of the Company's general account, or to the Separate Account. The Separate Account is currently divided into 18 sub-accounts (the "Sub-Accounts"). The Sub-Accounts invest in shares (the "Fund Shares") of the corresponding series of the following registered open-end management investment companies (the "Investment Companies"). The Company is the record holder of the Fund Shares, which are held in the Separate Account pursuant to Ohio insurance law.

         AIM Variable Insurance Funds, Inc.
         The Alger American Fund
         MFS Variable Insurance Trust
         PIMCO Variable Insurance Trust
         Touchstone Variable Series Trust

         The Registrant also incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading                      Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Information About the Investment        The Sub-Accounts and the Funds
         Options

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

    (a)  Name of company.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Service Providers           There are no sub-headings in this section.

    (b)  Name and principal business address of depositor.

         Not applicable.

    (c)  Name and principal business address of trustee or custodian.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Service Providers           There are no sub-headings in this section.

    (d)  Name and principal business address of principal underwriter.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Service Providers           There are no sub-headings in this section.

     (e) The period during which the securities of such company have been the underlying securities.

         The Separate Account has not commenced operations as of the date of this filing.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

         (A)  the nature of such load, fee, expense, or charge;

         (B)  the amount thereof;

         (C) the name of the person to whom such amounts are paid and his relationship to the trust;

         (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

         (1)  With respect to principal payments and sub-paragraphs (A) through
              (D) of this sub-item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

              Prospectus Heading          Prospectus Sub-Heading
              ------------------------------------------------------------------
              Policy at a Glance          Policy Charges and Deductions
                                          Transfers
                                          Loans
              Borrowing Your Money        Interest on Borrowed Amounts
              Withdrawing Your Money      Partial Withdrawals
              Death Benefits              Charges for Changing Specified Amount
                                          or Death Benefit
              Charges                     All sections under this Prospectus
                                          Heading
              Optional Policy Benefits    All sections under this Prospectus
                                          Heading

         (2) With respect to underlying securities, the following information is responsive to sub-paragraphs (A) through (D) of this item.

              In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

              Prospectus Heading                   Prospectus Sub-Heading
              ------------------------------------------------------------------
              Policy at a Glance                   Fund Expenses
              Information about the Investment     The Sub-Account and the Funds
              Options
              Service Providers                    All sections under this
                                                   Prospectus Heading

         (3) With respect to distributions and sub-paragraphs (A) through (D) of this sub-item, the response to Item 13(a)(1) is incorporated herein by reference.

         (4) With respect to cumulated or reinvested distributions or income and sub-paragraphs (A) through (D) of this sub-item, the response to Item 13(a)(2) is incorporated herein by reference.

         (5) With respect to redeemed or liquidated assets of the trust's securities and paragraphs (A) through (D) of this sub-item, the response to Item 13(a)(1) is incorporated herein by reference.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments. [chart omitted]

          Not applicable. The Policies are life insurance policies and do not operate as the usual periodic payment plan certificate. The Policies are subject to premium expense charges, surrender charges and other charges. The response to item 13(a)(1) is incorporated herein by reference.

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

          Not applicable. The Policies are life insurance policies and do not operate as the usual periodic payment plan certificate. The Policies are subject to premium expense charges, surrender charges and other charges. The response to item 13(a)(1) is incorporated herein by reference.

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

          Not applicable.
                                      -10-

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

          None.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to
          Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

          To the extent that the amount charged by the Company for providing insurance coverage or any other benefit or service under the Policies is more than the cost to the Company of providing insurance coverage or any other benefit or service, the Company may receive a profit or other benefit.

          Touchstone Advisors, Inc., an affiliated person of the Company, is the sponsor of Touchstone Variable Series Trust (the "Touchstone Trust") and reserves the right to receive a sponsor fee from each series of the Touchstone Trust, equal on an annual basis to 0.20% of the average daily net assets of the series. The Sponsor has agreed to waive its fee through December 31, 1999.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

   14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Purchasing Your Policy      All sections under this Prospectus Heading
         Optional Policy Benefits    All sections under this Prospectus Heading
         Other Information about     Policy is a Contract
         Your Policy                 Modification of Policy
                                     Processing Guidelines
                                     Incontestability
                                     Misstatement of Age or Gender

   15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Purchasing Your Policy      All sections under this Prospectus Heading
         Premium Payments            All sections under this Prospectus Heading
         Allocation of Premium       All sections under this Prospectus
         Payments                    Heading
         Transferring Your Money     All sections under this Prospectus
                                     Heading
         Other Information about
         Your Policy                 Confirmations and Statements
                                     Processing Guidelines
         Information about the
         Investment Options          All sections under this Prospectus Heading
         Valuation of Your
         Investment                  All sections under this Prospectus Heading

   16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading              Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Allocation of Premium
         Payments                    All sections under this Prospectus Heading
         Transferring Your Money     All sections under this Prospectus Heading
         Borrowing Your Money        Collateral for Loans
                                     Interest on Borrowed Amounts
         Withdrawing Your Money      Partial Withdrawals
                                     Processing Withdrawals
         Charges                     All sections under this Prospectus Heading
         Information about the
         Investment Options          The Sub-Accounts and the Funds
         Valuation of Your
         Investment                  Sub-Accounts

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Purchasing Your Policy      10-Day Review Period
         Borrowing Your Money        Cancellation Based on Loan Account Value
         Withdrawing Your Money      Canceling Your Policy
         Death Benefit               Death Benefit Options
         Payment of Policy Proceeds  All sections under this Prospectus Heading
         Charges                     Surrender Charges
         Continuation of Your Policy Continuation of Insurance Coverage
                                     Continuation Under the Term No-Lapse
                                     Guarantee Provision
                                     Continuation Under the Lifetime No-Lapse
                                     Guarantee Provision
                                     Grace Periods
                                     Termination of Your Policy
         Other Information about
         Your Policy                 Conversion to a Fixed Policy
                                     Termination of Your Policy

    (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provision of any indenture or agreement pertaining thereto.

         In answer to this item with respect to the Policies, the responses to Items 10(c) and 10(d) are incorporated by reference. In answer to this item with respect to the Investment Companies in which the Sub-Accounts invest, the Investment Companies will redeem the Fund Shares in accordance with the provisions of the Investment Company Act of 1940.

    (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

         If the Owner surrenders the Policy, the Policy will be canceled upon payment of the net cash surrender value. In answer to this item, Registrant also incorporates herein by reference the information under the following captions in the
         Prospectus:

         Prospectus Heading           Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Withdrawing Your Money       Canceling Your Policy
         Continuation of Your Policy  Reinstatement
         Optional Policy Benefits     All sections under this Prospectus Heading
         Other Information about
         Your Policy                 Termination of Your Policy

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading           Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Valuation of Your Investment All sections under this Prospectus Heading

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

         Not applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Columbus Life Insurance
         Company and Separate        All sections under this Prospectus Heading
         Account 1

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

         Not applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders and the substance of the provisions of any indenture or agreement pertaining thereto.

     The depositor will maintain appropriate records and accounts for Policy Owners and the Separate Account.

     In answer to this item, Registrant also incorporates herein by reference the information under the following captions in the Prospectus.

     Prospectus Heading          Prospectus Sub-Heading
     -----------------------------------------------------------------------
     Other Information about
     Your Policy                 Confirmations and Statements

 20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

    (a)  Amendments to such indenture or agreement.

         Not applicable.

    (b)  The extension or termination of such indenture or agreement.

         Not applicable.

    (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

         Not applicable.

    (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

         Not applicable.

    (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

         Not applicable.

    (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

         Not applicable.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Borrowing Your Money        All sections under this Prospectus Heading
         Continuation of Your Policy Reinstatement

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

         (1) The name of each person who makes such agreements or arrangements with security holders.

         (2) The rate of interest payment on such loans.
         (3) The period for which loans may be made.
         (4) Costs or charges for default in repayment at maturity.

         (5)  Other material provisions of the agreement or arrangement.

              In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

               Prospectus Heading            Prospectus Sub-Heading
             ------------------------------------------------------------------
             Borrowing Your Money            All sections under this Prospectus
                                             Heading

             Continuation of Your Policy     Reinstatement

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

         Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     With respect to the Policies, the obligations of the Company with respect to the Policies are governed by the terms of the Policies.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

     Prospectus Heading               Prospectus Sub-Heading
     -----------------------------------------------------------------------
     Columbus Life Insurance
     Company and Separate Account 1   Columbus Life Insurance Company

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

     In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

     Prospectus Heading          Prospectus Sub-Heading
     -----------------------------------------------------------------------
     Information About the
     Investment Options          All sections under this Prospectus Heading
     Valuation of Your
     Investment                  All sections under this Prospectus Heading

                                      III.

                     ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading               Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Columbus Life Insurance
         Company and Separate Account 1   Columbus Life Insurance Company

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith: [chart omitted]

         Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

         (1) The nature of such fee or participation.
         (2) The name of the person making payment.
         (3) The nature of the services rendered in consideration for such fee or participation.
         (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

         None with respect to the Separate Account.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Columbus Life Insurance
         Company and Separate
         Account 1                   All sections under this Prospectus Heading

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor. [chart with respect to relationship of person to the Company, ownership of Company securities, ownership of Policies and positions at other companies omitted]

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Columbus Life Insurance
         Company and Separate        Columbus Life Insurance Company
         Account 1

    (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Columbus Life Insurance
         Company and Separate        Columbus Life Insurance Company
         Account 1

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls of holds with power to vote 5% or more of the outstanding voting securities of the depositor. [chart omitted]

         All outstanding voting securities of the depositor are owned by The Western and Southern Life Insurance Company.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor. [chart omitted]

         None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR, COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith: [charts omitted]

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

         Not applicable. None of the persons described in this item have been paid any separate remuneration for services rendered with respect to the Separate Account.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith: [chart omitted]

    (a)  the aggregate direct remuneration to directors

    (b)  indirectly or through subsidiaries to directors

         Not applicable. None of the persons described in this item have been paid any separate remuneration for services rendered with respect to the Separate Account.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons who remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statement filed herewith from the depositor and any of its subsidiaries. [chart omitted]

         Not applicable. None of the persons described in this item have been paid any separate remuneration for services rendered with respect to the Separate Account.

    (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work. [chart omitted]

         Not applicable. None of the persons described in this item have been paid any separate remuneration for services rendered with respect to the Separate Account.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. [chart omitted]

         Not applicable. None of the persons described in this item have been paid any separate remuneration for services rendered with respect to the Separate Account.

                                       IV

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35. Furnish the names of the states in which sales of the trust's securities (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

     (a) Sale of the Policies has not commenced in any state.

     (b) The Company intends to sell Policies in all jurisdictions where it is licensed to sell variable life insurance.

     (c) Not applicable.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

         Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. which denial was subsequently rescinded.

     (1) Name of officer, agency or body.

     (2) Date of denial.
     (3) Brief statement of reason given for denial.

         Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

     (1) Name of officer, agency or body.

     (2) Date of revocation.

     (3) Brief statement of reason given for revocation.

         Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Service Providers           Distribution of the Policies

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Service Providers           Distribution of the Policies

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Service Providers           Distribution of the Policies


INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Service Providers           Distribution of the Policies

    (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National
         Association of Securities Dealers, Inc.

         No Policies are currently being distributed. Touchstone Securities, Inc. is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

         Not applicable

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

     (1) The nature of such fee or participation.

     (2) The name of the person making payment.
     (3) The nature of the services rendered in consideration for such fee or participation.
     (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

         None with respect to the Separate Account.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

         In answer to this item, Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Service Providers           Distribution of the Policies

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

         Not applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

         Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter. [chart with respect to position with Underwriter and ownership of Policies omitted]

         Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

         Not applicable.

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares of interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

     (1) The source of quotations used to determine the value of portfolio securities.

     (2) Whether opening, closing, bid, asked or any other price is used.
     (3) Whether price is as of the day of sale or as of any other time.
     (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes.
     (5) Other items which registrant adds to the net asset value in computing offering price of its securities.
     (6) Whether adjustments are made for fractions.
     (i) before adding distributor's compensation (load); and
    (ii) after adding distributor's compensation (load).
         With respect to the method of valuation used by the trust for purpose of determining the "offering price" of the Policies and the accumulation unit values of each Sub-Account, Registrant incorporates herein by reference the information under the following captions in the Prospectus:

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Charges                     Premium Expense Charges
                                     Tax Charges
                                     Cost of Insurance Charges
                                     Monthly Deduction
                                     Mortality and Expense Risk Charges
         Valuation of Your
         Investment                  All sections under this Prospectus Heading

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. [schedule omitted]

         Not applicable.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

         The cost of insurance charges for each Policy and charges related to optional policy benefits depend on factors such as gender, age and risk class of the insured person and the amount of insurance coverage purchased. In answer to this item, Registrant also incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Premium Payments            Introductory paragraph under this
                                     Prospectus Heading
         Charges                     Premium Expense Charges
                                     Tax Charges
                                     Cost of Insurance Charges
                                     Monthly Deduction

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a) by whose action redemption rights were suspended.

     (b) the number of days' notice given to security holders prior to suspension of redemption rights.
     (c) reason for suspension.
     (d) period during which suspension was in effect.

         Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

     (1) The source of quotation used to determine the value of portfolio securities.

     (2) Whether opening, closing, bid, asked or any other price is used.
     (3) Whether price is as of the day of sale or as of any other time.
     (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
     (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

     (6) Whether adjustments are made for fractions.
         With respect to the method of valuation used by the trust for purpose of determining the "redemption or withdrawal value" of the Policies and the accumulation unit values of each Sub-Account, Registrant incorporates herein by reference the information under the following captions in the
         Prospectus:

         Prospectus Heading             Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Payment of Policy Proceeds     Policy Proceeds
         Charges                        Surrender Charges
         Valuation of Your Investment   All sections under this Prospectus
                                        Heading

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. [schedule omitted]

         Not applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

         In answer to this item with respect to the Investment Companies in which the Sub-Accounts invest, the Investment Companies will redeem the Fund Shares in accordance with the provisions of the Investment Company Act of 1940.

                                       V.

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

     (a) Name and principal business address

     (b) Form of organization

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

     (d) Name of governmental supervising or examinin authority

         Not Applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses.
         If any fees or expenses are prepaid, state the unearned amount.

         Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

         Under Ohio law, the income, gains and losses, realized or unrealized, from assets allocated to a separate account must be credited to or charged against the account, without regard to other income, gains or losses of the Company. Liabilities from any other business conducted by the Company will not be charged to the assets of the Separate Account.

                                       VI.

                       INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

         Other than the Policies, no insurance is provided to the Policy owners.

    (a)  The name and address of the insurance company.

                  Columbus Life Insurance Company
                  400 East Fourth Street
                  Cincinnati, Ohio 45202

    (b)  The types of policies and whether individual or group policies.

         The Policies are flexible premium variable universal life insurance policies that are issued on an individual basis.

    (c)  The types of risks insured and excluded.

         Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Death Benefits              All sections under this Prospectus Heading
         Optional Policy Benefits    All sections under this Prospectus Heading
         Other Information
         About Your Policy           Incontestability
                                     Suicide Exclusion
                                     Misstatement of Age or Gender


    (d)  The coverage of the policies.

         Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Death Benefits              All sections under this Prospectus Heading
         Optional Policy Benefits    All sections under this Prospectus Heading
         Other Information about
         Your Policy                 Incontestability
                                     Suicide Exclusion
                                     Misstatement of Age or Gender

    (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

         Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Payment of Policy Proceeds  All sections under this Prospectus Heading
         Optional Policy Benefits    All sections under this Prospectus Heading

    (f)  The terms and manner of cancellation and of reinstatement.

         Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Purchasing Your Policy      10-Day Review Period
         Premium Payments            Skipping Planned Premium Payments
         Borrowing Your Money        Cancellation Based on Loan Account Value
         Withdrawing Your Money      Canceling Your Policy
         Continuation of Your Policy All sections under this Prospectus Heading, including Supplement B
         Other Information about
         Your Policy                 Termination of Your Policy

    (g) The method of determining the amount of premiums to be paid by holders of securities.

         Registrant incorporates herein by reference the information under the following captions in the Prospectus:

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Charges                     Premium Expense Charges
                                     Tax Charges
                                     Cost of Insurance Charges
                                     Monthly Deduction
                                     Mortality and Expense Risk Charges
         Valuation of Your
         Investment                  All sections under this Prospectus Heading

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

         Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

         Not applicable.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

              Prospectus Heading     Prospectus Sub-Heading
              ------------------------------------------------------------------
              Purchasing Your Policy Eligible Purchasers S
                                     Specified Amount and Minimum Issue Limit
              Premium Payments       Introductory paragraph
                                     Planned Premium
                                     Changing Your Planned Premium
              Borrowing Your Money   All sections under this Prospectus Heading
                                     other than Cancellation Based on Loan
                                     Account Value, which has previously been
                                     incorporated by reference
              Withdrawing Your Money All sections under this Prospectus Heading other than Canceling Your Policy, which has
                                     previously been incorporated by reference
              Other Information      All sections under this Prospectus Heading
              about Your Policy      other than Incontestability, Suicide
                                     Exclusion, Termination of Your Policy and
                                     Misstatement of Age or Gender, which have previously been incorporated by reference

                                      VII.

                            POLICY OF THE REGISTRANT

52.  (a)     Furnish the substance of the provisions of any indenture
             or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

             Registrant incorporates herein by reference the information under the following captions in the Prospectus.

             Prospectus Heading     Prospectus Sub-Heading
             ------------------------------------------------------------------
             Information about the Changes in the Sub-Accounts and the Funds Investments Options

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

     (1)     Title of security.

     (2)     Date of elimination.
     (3)     Reasons for elimination.
     (4)     The use of the proceeds from the sale of the eliminated security.
     (5)     Title of security substituted, if any.
     (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.
     (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

             Not applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

     (1)     the grounds for elimination and substitution;

     (2) the type of securities which may be substituted for any underlying security;

         (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

         (4) whether such substituted securities may be the securities of another investment company; and

         (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

         Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Information about the       Changes in the Sub-Accounts and the Funds
         Investments Options

    (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

         None.

REGULATED INVESTMENT COMPANY

 53.(a)  State the taxable status of the trust.

         Registrant incorporates herein by reference the information under the following captions in the Prospectus.

         Prospectus Heading          Prospectus Sub-Heading
         -----------------------------------------------------------------------
         Tax Matters                 Taxation of Columbus Life Insurance Company

    (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

         Not applicable.

                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION

   54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities: [chart omitted]

         Not applicable.

   55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust. [chart omitted]

         Not applicable.

   56. If the trust is the issuer of periodical payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust. [chart omitted]

         Not applicable.

   57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust. [chart omitted]

         Not applicable.

   58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date. [chart omitted]

         Not applicable.

   59. Financial statements shall be filed in accordance with the instructions given below:

         Financial Statements of the Trust:

         None

         Financial Statements of the depositor:

         The Financial Statements of the Company will be contained in a pre-effective amendment to the Registration Statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933. They are incorporated herein by reference. (Notwithstanding general instruction 2(d) to Form N-8B-2, such incorporation by reference is being made pursuant to the established administrative practice of the Commission and its staff, which is consistent with the Commission's adoption of Regulation S-T and related amendments to the Commission's rules regarding incorporation by reference.)

                                       IX.

                                    EXHIBITS

(Notwithstanding general instruction 2(d) to Form N-8B-2, certain exhibits are incorporated by reference pursuant to the established administrative practice of the Commission and its staff, which is consistent with the Commission's adoption of Regulation S-T and related amendments to the Commission's rules regarding incorporation by reference.)

   A.    (1)  Resolution of Board of Directors of the Company dated September
              10, 1998 authorizing the establishment of the Separate Account.*

         (2)  Not applicable.

         (3)  Distributing Contracts:

              (a) Agreement between the Company, on behalf of Separate Account 1 and Touchstone Securities , Inc.**

              (b) Specimen of typical agreement(s) between Touchstone
                  Securities, Inc. and dealers, managers, sales supervisors and salesmen.**

              (c)  Not applicable.

         (4)  Not applicable.

         (5)  Form of Flexible Premium Variable Universal Life Insurance
              Policy.*

         (6)  (a)  Certificate of Incorporation of the Company.**

              (b)  By-Laws of the Company.**

         (7)  Not applicable.

         (8) Agreements between the Company, on behalf of itself and Separate Account 1, with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company**

         (9)  Not applicable.

         (10) Form of Application for Flexible Premium Variable Universal Life Insurance Policy.**

   B.    (1)  Not applicable.

         (2) Not applicable.

   C.    Not applicable.

   * Incorporated by reference to the Registration Statement of the Company's Separate Account 1 on Form S-6, filed contemporaneously herewith.

   ** To be filed by pre-effective amendment to the Registration Statement of the Company's Separate Account 1 on Form S-6.

                                    SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Cincinnati and State of Ohio on the 22nd day of April, 1999.

                              COLUMBUS LIFE INSURANCE COMPANY SEPARATE ACCOUNT 1 (Name of Registrant)

                               By:  COLUMBUS LIFE INSURANCE COMPANY
                               (Name of Depositor)



                               By:   /s/ Paul H. Amato
                               Paul H. Amato
                               President and Chief Executive Officer


Attest:  /s/ Donald J. Wuebbling
         Donald J. Wuebbling
         Vice President and Secretary